UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SFI International, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10575 Stonebridge Blvd
(No. and Street)

Boca Raton	**FL**	**33498**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey B. Wilson **(917) 683-7434**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab and Company, PA
(Name - if individual, state last, first, middle name)

100 E Sybelia Ave, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Stacey B. Wilson_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____SFI International, LLC_____ , as of _____December 31, 2017_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public State of Florida
Jean Rooldy Beraud
My Commission GG 028599
Expires 09/11/2020

Feb 10th 2018



Notary Public


Signature

_____Managing Member_____
Title

This report* contains (check all applicable boxes):

✔	(a)	Facing page.
✔	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Cash Flows
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☐	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☐	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☐	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐	(l)	An oath or affirmation.
☐	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
☐	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of SFI International, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SFI International, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SFI International, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SFI International, LLC's management. Our responsibility is to express an opinion on SFI International, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFI International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as SFI International, LLC's auditor since 2015.

Maitland, Florida

January 19, 2018

SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets:		
Cash	$	17,454
Prepaid Expenses		2,675
Total Current Assets		20,129
Total Assets	$	20,129

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accrued Expenses		8,938
Total Current Liabilities		8,938
Total Liabilities		8,938
Members' Equity:		
Contributed Capital		221,100
Accumulated Deficit		(209,909)
Total Members' Equity		11,191
Total Liabilities and Members' Equity	$	20,129

The accompanying notes are an integral part of this financial statement

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized during February 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer. The Company members' individual liability for Company debts is limited to their invested capital.

The Company has not generated any revenues from operations from its inception through December 31, 2017.

Significant Accounting Policies

Basis of Financial Statements

These financial statements are prepared on the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and all expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of these financial statements are materially correct, however, actual results may differ.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and flow through to each member and are reported by them on their individual income tax returns.

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") ASC 740-10, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on the Company's evaluation of tax positions taken in its 2014 through 2016 tax returns, or to be taken in its 2017 income tax returns, there are no significant uncertain tax positions requiring recognition in these financial statements as of December 31, 2017. In the event the Company is assessed interest or penalties by major tax jurisdictions, it will be included in the provision for income taxes in the financial statements.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2017, the Company had net capital of $8,516, which was $3,516 in excess of its required net capital of $5,000, and its net capital ratio was 1.05 to 1.

Note 3: Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides communication expenses on behalf of the Company. The Company is not required to repay these expenses. Total expenses under this agreement, for the year ended December 31, 2017, were $334.

Note 4: Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of December 31, 2017.

Note 5: Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 6: Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2017 and the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.